EXHIBIT 4.82

SUBSCRIPTION AGREEMENT

This agreement is made on 7 April 2005

Between

(1) **Baker Steel Capital Managers LLP,** an entity incorporated as a limited liability partnership in accordance with the laws of England, having registration number OC 301191 and its registered address at Kingsbury House 15-17 King Street, London SW1Y 6QU, United Kingdom ("**BSCM**"), acting as duly authorised agent on behalf of the BSCM Clients (as defined below), and where the context so requires or indicates, on its own behalf as principal;

(2) **DRDGOLD Limited**, a company incorporated as a limited company in accordance with the laws of the Republic of South Africa having registration number 1895/000926/06 and its registered address at 45 Empire Road, Parktown, Johannesburg, South Africa, 2193 ("**DRDGOLD or the Company**")

Recitals

A. The parties signed a Subscription Agreement on 5 April 2005, and have agreed that certain of the terms thereof require amendment. In the premise the parties have agreed that the Subscription Agreement aforesaid shall on signature hereof be cancelled and replaced by this agreement.

B. BSCM, on behalf of the BSCM Clients, wishes to subscribe for 17,000,000 ordinary shares in the Company in accordance with the terms of this agreement. On completion, BSCM will pay the Subscription Price in return for the allotment of such number of fully paid shares in the Company.

It is agreed as follows:

1. **Interpretation**

    1.1   In this agreement and the Schedules, unless the contrary intention appears:

        1.1.1   "**BSCM Clients**" means the following Funds, which through BSCM will participate in this subscription:

            1.1.1.1. Genus Natural Resources Master Fund;

            1.1.1.2. Genus Dynamic Gold Fund;

            1.1.1.3. CF Ruffer Baker Steel Gold Fund;

            1.1.1.4. P&C Global Gold & Natural Resources Fund Limited; and

            1.1.1.5. RIT Capital Partners plc;

        1.1.2   "**Company Warranties**" means the warranties referred to in Schedule 2.

        1.1.3   "**Completion**" means the completion of the transactions and matters specified in clause 5;

1.1.4 "**Encumbrance**" means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, or other encumbrance or security of any kind;

1.1.5 "**Material Adverse Event**" means any:

1.1.5.1. resolution of the shareholders of the Company, or the Board of the Directors of the Company recommending to the shareholders of the Company that they so resolve, to place the Company into judicial management or liquidation;

1.1.5.2. order of court placing the Company into liquidation or judicial management (whether provisionally or finally);

1.1.5.3. arrangement or composition by the Company with its creditors generally, or cessation, or threatened cessation, by the Company of the carrying on of its business;

1.1.5.4. final and unappealable judgment, sounding in money, against the Company, in an amount exceeding R10,000,000, which remains unsatisfied for a period exceeding 30 days after the judgment becomes unappealable;

1.1.5.5. commission by the Company of an act which (if committed by a natural person) would be an act of insolvency in terms of the Insolvency Act, 24 of 1936, or of an act mentioned in section 344 of the Companies Act, 61 of 1973;

1.1.5.6. national or international economic or financial event or situation which has developed, occurred or come into effect and which, in the reasonable opinion of BSCM is likely materially and adversely to affect the financial position, business or prospects of the Company; or

1.1.5.7. accident, fire, explosion, storm, flood, earthquake, subsidence, epidemic or other natural physical disaster which, in the reasonable opinion of BSCM is likely materially and adversely to affect the financial position, business or prospects of the Company.

1.1.6 "**Shares**" means ordinary shares of no par value in DRDGOLD;

1.1.7 "**Subscription Price**" means R5.50 (Five Rand and fifty cents) per Subscription Share;

1.1.8 "**Subscription Shares**" means 17,000,000 (seventeen million) fully paid ordinary shares in DRDGOLD of no par value for which the BSCM Clients are subscribing under clause 2;

1.1.9 "**the agreement**" or "**this agreement**" means the subscription agreement contained herein together with all its Schedules.

1.2   In this agreement and the Schedules unless the context otherwise requires:

     1.2.1   Words denoting any one gender include all other genders and words denoting the singular shall include the plural and vice versa.

     1.2.2   A reference to:

          (a)   a "clause" or a "Schedule" is a reference to a clause of, or a Schedule to, this agreement;

          (b)   a person includes a reference to a body corporate, an unincorporated association or a partnership and that person's legal and personal representatives and successors; and

          (c)   any statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time (whether before or after the date of this agreement).

1.3   When any payment falls due or any other obligation falls to be performed on a Saturday, Sunday or a day on which banks are not open for the transaction of normal business in the Republic of South Africa, then such payment shall be made, or such obligation performed, on the next succeeding day on which banks are open for the transaction of normal business in the Republic of South Africa.

1.4   Headings are for ease of reference only and shall not affect the interpretation of this agreement.

2.   **Subscription**

Each of the BSCM Clients shall subscribe, (to the extent that such subscription is not restricted or prohibited in terms of clause 8 and subject also to clause 4), for the number of Subscription Shares set out in Schedule 1, no later than two days after fulfilment of the conditions precedent set out in clause 3, being in aggregate 17,000,000 fully paid, ordinary shares at a premium of R5.50 per share, in accordance with the terms of this agreement.

3.   **Conditions Precedent**

3.1   Save for the provisions of clauses 1, 3, 7 and 9 to 16 which will become effective immediately, this Agreement is subject to the fulfilment of the Conditions Precedent that -

     3.1.1   the Company obtains all such approvals to the transaction recorded herein as may be required from the JSE Securities Exchange South Africa ("JSE") and Securities Regulation Panel, including approval of the listing of the Subscription Shares by the JSE;

     3.1.2   the Company obtains all such other regulatory approvals, including that of the South African Reserve Bank, to the transaction recorded herein as may be required;

3.1.3   all resolutions of the shareholders of the Company necessary to give effect to the transaction recorded herein are passed by such shareholders in general meeting without material modification, and any special resolutions are registered by the Registrar of Companies;

and in the event that all the Conditions Precedent shall not have been fulfilled on or before 15 June 2005, this Agreement shall terminate in accordance with clause 10.

3.2   The Company and BSCM shall use their reasonable endeavours to procure the fulfilment of the Conditions Precedent set out in clause 3.1 and the Company shall notify BSCM immediately upon the fulfilment thereof.

3.3   The occurrence of a Material Adverse Event at any time prior to Completion shall constitute a resolutive condition, and accordingly in any such event this agreement shall cease to be of any force or effect and the obligations to subscribe and pay for the Subscription Shares as set out in clause 5 will lapse.

4.   **Non-Fulfilment of Conditions Precedent**

If the resolutions of the shareholders of the Company necessary to give effect to the transaction recorded herein are not passed by such shareholders in general meeting, or any of the other conditions precedent in clause 3.1 is not fulfilled, by 15 June 2005, the Company undertakes to offer to enter into a new Subscription Agreement with BSCM Clients, on the same or similar terms as this Agreement, save that the Subscription Price will be equivalent to a 10% (ten percent) discount to the volume weighted average traded price of the Shares over the 30 (thirty) trading days prior to signing of the new subscription agreement, which signing will take place within 7 (seven) days of such general meeting or such non-fulfilment and a circular requesting the Company's shareholder approval to such subscription will be dispatched within 14 (fourteen) days thereafter or as soon as possible after any regulatory approvals required to be obtained are obtained.

5.   **Completion**

5.1   Completion will take place on subscription by the BSCM Clients as required in terms of clause 2, at the offices of the Company or at such other place as the parties agree, when:

5.1.1   BSCM shall, as agent of the BSCM Clients, pay to the Company the sum of R93.5 million (ninety-three million five hundred thousand Rand) being the Subscription Price due for the Subscription Shares; and

5.1.2   the Company will:

(a)   duly allot and issue the Subscription Shares as required by the allocation set out in Schedule 1, and having regard to any assignment in terms of clause 8, as fully paid up Shares; and

(b)   deliver to BSCM (or as it directs) a share certificate or certificates relating to the same;

5.2 All payments made by BSCM Clients to the Company will be made either by telegraphic or electronic transfer of funds for same day value to such bank account as the Company nominates.

6. **Warranties by the Company**

6.1 The Company hereby warrants to BSCM for its benefit and that of the BSCM Clients, that each of the Company Warranties is, and will be, true and accurate at the date of this agreement and at Completion.

6.2 The maximum aggregate liability of the Company in relation to the Company Warranties shall under no circumstances exceed the Subscription Price for the Subscription Shares or part thereof that the Company has actually received from BSCM Clients in cleared funds.

7. **Warranties and Acknowledgements by BSCM**

7.1 Terms used in this clause 7 have the meaning given to them by Regulation S under the US Securities Act of 1933, as amended (the "Securities Act"), or the state securities laws of any US State.

7.2 BSCM specifically warrants its authority to enter into this agreement, and to do all things required of the BSCM Clients on their behalf.

7.3 BSCM, as agent on behalf of each of the BSCM Clients and where expressly stated, BSCM as principal, represents and warrants to the Company that:

7.3.1 BSCM Clients are not U.S. persons and if the Company issues Shares to BSCM Clients under this Agreement, BSCM Clients will acquire those Shares in an offshore transaction pursuant to Regulation S. If BSCM Clients decide to offer, resell, pledge or otherwise transfer the Subscription Shares they will only do so in an offshore transaction in accordance with the provisions of Rule 903 of Regulation S;

7.3.2 No sale, pledge, resale or other transfer of the Subscription Shares which may be delivered hereunder has been or will be made so as to transfer the Subscription Shares issued under this Agreement into the United States or to or for the account or benefit of a U.S. person;

7.3.3 Neither BSCM nor any BSCM Client, any of their affiliates nor any persons acting on behalf of it has engaged, or will engage in any directed selling efforts with respect to the Subscription Shares (it being acknowledged that BSCM Clients are not making this representation and warranty with respect to actions of the Company or its affiliates). BSCM and BSCM Clients, each of their affiliates and any person acting on their behalf have complied and will comply with the offering restriction requirements of Regulation S; and

7.3.4 BSCM and BSCM Clients understand that the Subscription Shares issued under this Agreement (i) have not been and will not be registered under the

Securities Act (ii) may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. person and (iii) may only be resold in accordance with Regulation S under the Securities Act. BSCM and BSCM Clients represent and agree that they will offer and sell the Subscription Shares as part of their distribution, at any time and otherwise, until after the end of the Distribution Compliance Period, only in accordance with Rule 903 of Regulation S, under the Securities Act.

7.3.5   BSCM and BSCM Clients shall, at or prior to confirmation of a sale of Shares issued under this Agreement and pursuant to Regulation S, have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration in respect of the Subscription Shares before the expiration of the Distribution Compliance Period a confirmation or notice to substantially the following effect:

7.3.5.1. "The Shares covered by this notice have not been registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold or transferred within the United States or to or for the account or benefit of U.S. persons (i) as part of their distribution, at any time and (ii) otherwise, until after the expiration of 40 days from the later of completion of the distribution of the Subscription Shares issued or issuable under this Agreement, as determined by BSCM and BSCM Clients and certified to the Company, except in either case in accordance with Rule 903 of Regulation S under the Securities Act. The Shares covered by this notice may not be deposited in any unrestricted American Depository Receipt Program relating to the Shares. You must not directly or indirectly engage in any short selling or hedging transaction with regard to the Shares, except as permitted by the US federal securities laws, Nasdaq Rules, JSE Requirements and the regulations thereunder. Terms used above have the meaning given to them by Regulation S."

7.3.6   BSCM Clients agree that they will not directly or indirectly engage in any short selling or hedging transactions with regard to the Subscription Shares except as permitted under the US federal securities laws, Nasdaq Rules, JSE Requirements and the regulations thereunder.

7.3.7   Distribution Compliance Period. "Distribution Compliance Period" means a period that begins when the Subscription Shares are first issued by the Company under this Agreement during a Redemption Period and continues until after the expiration of 40 days from completion of the distribution of the Subscription Shares, as determined by BSCM and BSCM Clients and certified to the Company. BSCM and BSCM Clients will give the Company written notices of the beginning of the 40 day Distribution Compliance Period at least 3 Business Days before the beginning of the Distribution Compliance Period and a copy of BSCM and BSCM Clients' certification of the date of completion of the distribution of the Shares within one business day of that completion.

7.4   Delivery of Shares.

BSCM on behalf of the BSCM Clients hereby acknowledges and agrees that:

7.4.1   They and any distributor of the Subscription Shares will not take delivery, in whole or in part, until they provide the Company with:

7.4.1.1. (i) a written certification that they are not a U.S. person and that the Agreement has not being executed on behalf of a U.S. person; or (ii) a written opinion of counsel, reasonably acceptable to the Company, to the effect that the Agreement and the Shares deliverable thereunder have been registered under the Securities Act (it being acknowledged that the Company has no obligation to register the Subscription Shares) or are exempt from registration thereunder (it being acknowledged that the Subscription Shares are not eligible for resale under Rule 144A under the Securities Act); and

7.4.1.2. a written certification that BSCM is not executing the Agreement within the United States and that the Subscription Shares are not to be delivered within the United States, except as otherwise permitted by Rule 903 of Regulation S, unless the Subscription Shares are registered under the Securities Act or an exemption from such registration is available (it being acknowledged that the Subscription Shares are not eligible for resale under Rule 144A under the Securities Act).

7.4.2   If the Subscription Shares may be delivered in one or more parts, BSCM on behalf of the BSCM Clients will provide the Company with the items specified in clause 7.4.1 above prior to each delivery.

7.5   Legend

7.5.1   The Subscription Shares will be issued in certificated form, any certificate representing the Subscription Shares, in whole or in part, shall bear the following legend:

7.5.1.1. "The securities evidenced hereby have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except as set forth in the following sentence. By its acquisition hereof, the holder (1) represents that it is not a U.S. person and is acquiring these securities in an offshore transaction in compliance with Regulation S under the Securities Act, (2) agrees that it will not offer, sell, pledge or otherwise transfer these securities except (a) to DRDGOLD Limited ("DRDGOLD") or any subsidiary thereof, (b) outside of the United States to a non-U.S. person in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S, (c) pursuant to a registration statement which has been declared effective under the

Securities Act (and the holder understands that DRDGOLD has no obligation to cause such a registration statement to become effective) or (d) pursuant to an exemption from registration under the Securities Act (and the holder understands that these securities are not eligible for resale pursuant to Rule 144A under the Securities Act), in each case in accordance with any applicable securities laws of any state of the United States, (3) agrees that these securities may not be deposited in any unrestricted American Depositary Receipt Program relating to these securities (a) as part of the distribution of these securities, at any time (b) otherwise, until after the expiration of 40 days from the completion of the distribution of the Shares issued or issuable under the Agreement between DRDGOLD and Baker Steel Capital Managers LLP ("BSCM") on behalf of certain of its clients, as determined by BSCM and certified to DRDGOLD, and, in the case of (c), in accordance with applicable United States federal and state securities laws, (4) agrees that it will deliver to each person to whom this security or an interest therein is transferred a notice substantially to the effect of this legend, and (5) agrees that it will not directly or indirectly, engage in any short selling or hedging transaction with regard to this security or any American Depositary Receipt relating to this security except as permitted by the US federal securities laws, Nasdaq Rules, JSE Requirements and the regulations thereunder. As used herein, the terms "offshore transaction", "United States" and "U.S. person" have the meanings given to them by Regulation S under the Securities Act."

7.5.2   In addition to the legend set forth in clause 7.5.1 above, any certificate representing the rights and obligations under this Agreement, in whole or in part, shall also bear the following legend:

7.5.2.1. "The securities to be issued upon the execution of this Agreement have not been registered under the Securities Act and the rights and obligations under this Agreement may not be exercised in the United States or by or on behalf of any U.S. person unless registered under the Securities Act or unless an exemption from such registration is available."

7.5.3   BSCM and BSCM Clients understand that the Shares issued under this Agreement will be issued to them in reliance on specific exemptions from the registration requirements of United States federal and state securities laws, that the Subscription Shares have not been registered with any state or federal securities commissions and that the Company is relying upon the truth and accuracy of the representations, warranties, acknowledgments and agreements set forth herein in order to determine the applicability of such exemptions.

7.5.4   BSCM and BSCM Clients acknowledge for themselves and each of their affiliates and any person acting on behalf of any of them that, in connection with this Agreement, the Subscription Shares or the American Depositary Receipts evidenced by such Shares, they have not and will not, directly or indirectly, engage in any transaction or series of transactions that, although in technical compliance with Regulation S (a) is part of a plan or scheme to evade the registration provisions of the Securities Act, or (b) would require registration of the Subscription Shares under the Securities Act.

7.5.5   In respect of transfers and subsequent purchasers, the Company and BSCM on behalf of the BSCM Clients agree that neither party may transfer the rights and obligations conferred by this Agreement, in whole or in part, without the prior written consent of the non-transferring party and that any transfer of the rights and obligations conferred by this Agreement, in whole or in part, will be made in accordance with Regulation S. BSCM on behalf of the BSCM Clients agrees that, in addition to the restrictions on resale contained herein and before the expiration of the Distribution Compliance Period, they may not transfer any portion of the Subscription Shares to any party unless such party enters into an agreement with the Company containing representations, warranties and restrictions on resale substantially similar to those contained herein.

8.   **Assignment**

8.1   Any BSCM Client may through the agency of BSCM and subject to the following provisions of this clause 8, cede its rights and delegate its obligations to subscribe and pay for Subscription Shares in terms of this agreement, to any one or more of the other BSCM Clients, subject only to written notification by BSCM to the Company on the date ("subscription date") when the Subscription Shares are subscribed and paid for.

8.2   BSCM shall be obliged to use all reasonable commercial endeavours to procure that all the Subscription Shares are, subject only to the provisions of this clause 8, subscribed for and paid for by the BSCM Clients.

8.3   No cession and delegation as set forth in clause 8.1, or as contemplated by the following provisions of this clause 8, shall be competent unless the corresponding obligations and rights (respectively) are delegated and ceded, and the shares may be lawfully subscribed for by the cessionary.

8.4   In this sub-clause 8.4 and in the following provisions of this clause 8:

8.4.1   "internal rule" means:

8.4.1.1. in relation to all the BSCM Clients, any internal rule or binding provision set out in any existing offering document by a BSCM Client, or which has been specifically approved by any regulatory authority;

8.4.1.2. in relation to the BSCM Clients mentioned in clause 1.1.1.1, 1.1.1.4 and 1.1.1.5, and additionally to the provisions of clause 8.4.1.1, the internal prudential requirements operated by those BSCM Clients limiting the holdings by those BSCM Clients of equities in any one company to an aggregate value of a percentage of the net asset value of each of those

Funds which is a lesser percentage than that which is permitted in terms of clause 8.4.1.1 and/or the regulatory requirements incumbent upon them;

in either case as separately notified to the Company in writing by BSCM prior to or simultaneously with signature hereof, which limits the holdings of equity in any single entity to a limit, howsoever determined, of the asset value of the holdings of any BSCM Client;

8.4.2 "regulatory authority" means any legally competent authority having jurisdiction, howsoever founded and whether arising from the domiciliary status of a BSCM Client or from a BSCM Client's carrying on business or operations in the jurisdiction of such regulatory authority;

8.4.3 "regulatory requirement" means any requirement of legislation whether primary or subsidiary in any jurisdiction in which a BSCM Client carries on business, operates or solicits investments, or of any regulatory authority having jurisdiction over such BSCM Client, with which such BSCM Client must comply as a requirement of any consent, licence, permission or other authority for the carrying on of its business or operations; and (without any derogation from clause 8.4.1) includes any internal rule imposed pursuant to, or in existence for the purpose of ensuring compliance with, such regulatory requirement.

8.5 In the event that any BSCM Client ("defaulting subscriber") cannot, without breaching an internal rule or regulatory requirement applicable to it, comply with any obligation upon it to subscribe and pay for any Subscription Shares for which it is otherwise obliged to subscribe, BSCM shall within its discretion be obliged to allocate those of the Subscription Shares for which the defaulting subscriber is so unable to subscribe to one or more of the other BSCM Clients, subject only to clause 8.7 below, and such allocation shall constitute cession and delegation by the defaulting subscriber to the relevant BSCM Clients to whom such reallocation is so effected (and the provisions of clause 8.1 shall apply in respect of notification to the Company of the cession and delegation).

8.6 If because of any regulatory requirement or internal rule it is necessary between the date of signature hereof and the subscription date, for there to be serial reallocations of the rights and obligations to subscribe and pay for Subscription Shares, it shall not be necessary for BSCM to notify any such reallocations to the Company, and the only notification required shall be of the final reallocation effective as at the subscription date; provided however, that BSCM shall be obliged to notify the Company timeously of any event which might result, because of any regulatory requirement or internal rule as set out in the aforegoing provisions of this clause, in less than the full number of Subscription Shares being taken up by one or more of the BSCM Clients.

8.7 No reallocation as set forth in the aforegoing provisions of this clause 8 shall be possible or permissible in the event that such reallocation would result in allocation of Subscription Shares to a BSCM Client which is unable, because of any matter mentioned in clause 8.5, to subscribe and/or pay for, and/or to hold, the relevant Subscription Shares, even if that results in less than the full number of Subscription Shares being subscribed and paid for, allotted and issued. However, it is recorded for the avoidance of doubt, that BSCM is obliged and warrants its authority, to effect all reallocations hereby contemplated in such a way as to ensure that the full number of Subscription Shares which BSCM Clients are entitled to hold, are subscribed for and paid for to the maximum possible extent in the event that the aggregate number of Subscription Shares which the BSCM Clients are entitled to hold is less than the full number of the Subscription Shares.

8.8   It is recorded and acknowledged that the internal rules and/or regulatory requirements applicable to the BSCM Clients are so interpreted that the contingent obligations of all of them (other than RIT Capital Partners plc ("RIT")) in terms of the Underwriting Agreement signed by the Company and BSCM on behalf of all the BSCM Clients other than RIT on 5 April 2005 to acquire shares in the Company must be taken into account for the purposes of calculating the limits mentioned in clause 8.4.1, and that for that purpose it is necessary, to calculate the maximum limits applicable to any individual BSCM Client's obligations to subscribe and pay for Subscription Shares, to assume for the purposes of that calculation that the relevant BSCM Client will acquire all the DRDGOLD shares provisionally allotted to it under the said Underwriting Agreement.

9.   **Confidentiality**

9.1   Any communication between the Company and BSCM and between any of their respective subsidiaries or representatives which is marked confidential or which is of a commercially sensitive, proprietary or confidential nature will be kept strictly confidential by the party receiving such communication.

9.2   Each of such parties will take reasonable precautions to ensure that its officers and employees and the officers and employees of each of its subsidiaries comply with the provisions of this clause and that none of such individuals discloses any term of this agreement, or discloses or uses any confidential information which it acquires in connection with this agreement or in connection with the negotiations leading up to the same, unless the other party agrees.

9.3   Nothing in this clause will prevent the disclosure of any information where the same has been disclosed or might reasonably be expected to be disclosed in any circular to shareholders or other public document or where required by law or any regulation or rule of any stock exchange or other regulatory authority, save that in the latter event, such disclosure shall be made by the party concerned only after reasonable consultation, if practicable, with the other and, so far as practicable, taking into account the reasonable requirements (as to timing, contents and manner of making or despatch of such disclosure) of the other.

10. **Duration and Termination**

10.1 Without prejudice to any accrued rights and obligations this agreement shall continue in full force and effect until the earlier of:

10.1.1 the date on which the parties agree in writing that this agreement is to terminate;

10.1.2 termination in accordance with clauses 3.1 or 3.3.

10.2 The termination of this agreement shall be without prejudice to the rights of the parties in respect of any breach of this agreement occurring prior to such termination.

10.3 Notwithstanding the above provisions, the obligations of the parties pursuant to clauses 9 and 11 will survive termination.

11. **Announcements**

11.1 Subject to clause 11.2 no announcement, communication or circular concerning the transaction referred to in this agreement shall be made or despatched at any time (whether before or after Completion) by any party without the prior written consent of any other (such consent not to be unreasonably withheld or delayed).

11.2 Where the announcement, communication or circular is required by law or any regulation or rule of any stock exchange or other regulatory authority, it shall be made by the party concerned only after reasonable consultation, if practicable, with the other and, so far as practicable, taking into account the reasonable requirements (as to timing, contents and manner of making or despatch of the announcement, communication or circular) of the other.

12. **Further Assurance**

Each of the parties agrees to perform all further acts and things as the other parties may reasonably require in implementing and giving effect to the provisions of this agreement and for the purposes of vesting in the parties the full rights and benefits to be vested in the parties under this agreement.

13. **General**

13.1 This agreement and the documents referred to in it contain the whole agreement between the parties relating to the transaction (being the subscription for Shares) contemplated by this agreement and supersede all previous agreements between the parties in relation to these transactions.

13.2 No variation or agreed termination of this agreement shall be of any force or effect unless in writing and signed by each party.

13.3 The failure to exercise or any delay in exercising any right or remedy under this agreement shall not constitute a waiver of that right or remedy or a waiver of any other right or remedy and no single or partial exercise of any right or remedy under this agreement shall prevent any further exercise of that right or remedy or the exercise of any other right or remedy.

13.4   This agreement shall be personal to the parties and save where specified otherwise no party shall be entitled to assign its rights or obligations under this agreement to any person without the prior written consent of the other parties.

14.   **Notices**

14.1   Any notice or other communication under or in connection with this agreement shall be in writing and shall be delivered personally or by commercial courier to each party due to receive the notice or communication at its address set out below:-

14.1.1   BSCM and each of the BSCM Clients: Kingsbury House
15-17 King Street
London SW1Y 6QU
United Kingdom

Fax: +09-44-207-329-8222

14.1.2   DRDGOLD: 45 Empire Road
Parktown
Johannesburg
South Africa
2193

Fax: +27-11-482-1022

or at such other address as the relevant party may specify by notice in writing to the other parties.

14.2   Any notice or other communication shall be deemed to have been duly given if delivered personally when left at the address referred to in the immediately preceding clause, or if delivered by commercial courier on the date of signature of the courier's receipt.

15.   **Governing Law**

15.1   The construction, validity and performance of this agreement shall be governed and construed in all respects by the laws of the Republic of South Africa.

15.2   Each of the parties irrevocably agrees and submits to the non-exclusive jurisdiction of the courts of the Republic of South Africa to hear and determine any suit, action or proceeding which may arise out of or in connection with this agreement.

16.   **Counterparts**

This agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but the counterparts together shall constitute one and the same instrument.

This agreement has been entered into on the date stated at the beginning of this document.

SIGNED at Johannesburg on 7th April 2005.

For   **DRDGOLD LIMITED**

/s/ Mark Wellesley-Wood

who hereby warrants that he or she is duly authorised to sign this Agreement.

Signatory: Mark Wellesley-Wood
Capacity: Chief Executive Officer
Authority: By Resolution

SIGNED at Bangkok on 7th April 2005.

For   **BAKER STEEL CAPITAL MANAGERS LLP**
(acting both as principal and as duly appointed agent for each of the BSCM Clients)

/s/ Trevor Steel

who hereby warrants that he or she is duly authorised to sign this Agreement.

Signatory: Trevor Steel
Capacity: Managing Partner
Authority:

Schedule 1

Subscription Shares/Subscribers

The following persons are the BSCM Clients and shall (subject to assignment, or reallocation and/or inability, as set out in clause 8 of the agreement) subscribe and pay for, and receive the allotment and issue of, the number of Subscription Shares set out below.

Subscriber	Number of Subscription Shares	Percentage
Genus Natural Resources Master Fund	5,666,667	33
Genus Dynamic Gold Fund	5,326,666	31
CF Ruffer Baker Steel Gold Fund	2,946,667	17
P&C Global Gold & Natural Resources Fund Limited	1,700,000	10
RIT Capital Partners plc	1,360,000	8

Schedule 2

Company Warranties

1. **Corporate**

    1.1 The Company is a duly incorporated limited liability company validly existing under the laws of South Africa.

    1.2 The share register of the Company contains materially true, complete and accurate records of the members of the Company at the date hereof.

    1.3 True copies of the memoranda and articles of association of the Company have been disclosed to BSCM and set out all rights attaching to the share capital of the Company.

    1.4 The Company has the right, power and authority, and has taken all action necessary, to execute, deliver and exercise its rights, and perform its obligations, under or otherwise pursuant to this Agreement.

    1.5 The Company's obligations under or otherwise pursuant to this Agreement are binding on the Company.

    1.6 The entry into and performance by the Company of its obligations pursuant to this Agreement do not and will not:

        1.6.1 conflict in any material respect with any law or regulation or judicial or official order binding on the Company; or

        1.6.2 conflict with the constitutional documents of the Company; or

        1.6.3 conflict in any material respect with any document which is binding on the Company;

    1.7 The Company is not insolvent or unable to pay its debts and no order has been made, petition presented or resolution passed for the winding up of the Company nor has any receiver or manager been appointed over the whole or any part of the Company's business or assets.

    1.8 The audited consolidated balance sheet of the Company and its subsidiary undertakings (the "DRDGOLD group") as at 30 June 2004 and the audited consolidated profit and loss account for the financial year ended on such date (including the notes thereto) give a true and fair view of the state of affairs of the DRDGOLD group at such date and of their profits for the year ended on that date and were prepared in accordance with South African generally accepted accounting principles consistently applied and comply with applicable legislation;

    1.9 The published interim results of the Company and its subsidiary undertakings for the six month period ended on 31 December 2004 have been prepared, in terms of South

African GAAP, with all due care and attention (having regard to the fact that the interim results are unaudited but have been reviewed by the Company's auditors) and on accounting bases and assumptions consistent with those adopted in the preparation of the audited consolidated balance sheet as at 30 June 2004 and the audited consolidated profit and loss account for the financial year ended on that date;

1.10   Since the date to which the Company's interim results referred to in 1.9 were made up, the business of the DRDGOLD group has been carried on in the ordinary and usual course, no contracts or commitments of any unusual or onerous nature have been entered into and there has been no significant adverse change in the financial or trading position or, to the best of the Company's knowledge, information and belief, prospects of the DRDGOLD group taken as a whole, save in all cases for what has been disclosed to BSCM, in writing;

1.11   All statements of fact contained in any document or announcement issued or made by or on behalf of the Company to its shareholders since 31 December 2004 remain true and accurate and not misleading and all forecasts and estimates and all statements of opinion, intention and expectation contained therein were made on reasonable ground after due and proper consideration;

1.12   The business plan prepared by the Company and dated 3 March 2005, a copy of which has been disclosed to BSCM, has been prepared with all due care and attention and all statements of fact contained therein were when made and remain true and accurate and not misleading and all forecasts and estimates and all statements of opinion, intention and expectation contained therein were made on reasonable grounds after due and proper consideration.

2.   **Subscription Shares and Title to Shares**

2.1   On issue, the Subscription Shares will be free from any Encumbrance.

2.2   The unissued share capital of the Company is free from any Encumbrance and there are no arrangements in force or claimed entitling any person to, or to the creation of, any Encumbrance or to the issue or creation of any shares, stock, debentures or loan capital of the Company, other than those disclosed in the 2004 annual financial statements.